SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the Month of May 2006
SPECTRUM SIGNAL PROCESSING INC.
(Translation of the Registrant’s Name Into English)
Suite 300, 2700 Production Way, Burnaby, British Columbia, V5A 4X1 Canada
(Address of Principal Corporate Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Attached to the Registrant’s Form 6-K for the month of May 2006, and incorporated by reference herein, are the following press releases made by the Registrant:
1.	Press Release dated May 16, 2006

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SPECTRUM SIGNAL PROCESSING INC.
By:	/s/ Brent Flichel
	Name:	Brent Flichel
	Title:	Vice President Finance and CFO

Dated: May 31, 2006

F O R   .   I M M E D I A T E   .   R E L E A S E
Northrop Grumman Selects Spectrum’s SDR-3000 for Waveform Development
Burnaby, B.C., Canada — May 16, 2006 — Spectrum Signal Processing Inc. today announced that Northrop Grumman Corporation (NYSE: NOC) will use Spectrum’s flexComm™ SDR-3000 software defined radio platform for internal research and development of military satellite communications waveforms with a focus on Software Communications Architecture (SCA) implementations.
“Spectrum’s long-standing involvement with the Joint Tactical Radio Systems (JTRS) program as well as its extensive waveform porting experience will help Northrop grow its foundational capability with respect to the SCA and SCA-enabled waveforms, innovative wireless architectures and aerospace communications networks,” said Greg Shreve, Communications Research and Development Manager with Northrop Grumman’s Mission Systems sector.
“Our integrated platform provides Northrop Grumman with all the hardware, software and design tools necessary for waveform development in an SCA environment. This enables them to commence work on their application immediately,” said Pascal Spothelfer, Spectrum’s President and CEO. “This same proven platform is being used by other customers for deployments that require high performance and high channel density.”
The SDR-3000 is a heterogeneous processing platform incorporating Xilinx® field programmable gate arrays, IBM and Freescale™ PowerPC® processors and Texas Instruments digital signal processors. It also includes Harris Corporation’s SCA Core Framework, Wind River®’s VxWorks® real-time operating system and Spectrum’s quicComm™ hardware abstraction layer, which facilitates algorithm partitioning and programming with a real-time operating system. The SCA is an open architecture developed by the US Department of Defense for its JTRS program. For more information on the SDR-3000, please visit www.spectrumsignal.com/products.
ABOUT NORTHROP GRUMMAN CORPORATION
Northrop Grumman Corporation is a global defense company headquartered in Los Angeles, CA. Northrop Grumman provides technologically advanced, innovative products, services and solutions in systems integration, defense electronics, information technology, advanced aircraft, shipbuilding and space technology. With approximately 125,000 employees and operations in all 50 states and 25 countries, Northrop Grumman serves U.S. and international military, government and commercial customers.
ABOUT SPECTRUM SIGNAL PROCESSING INC.
Spectrum Signal Processing Inc. (NASDAQ: SSPI / TSX: SSY) is a leading supplier of software defined platforms for defense electronics applications. Spectrum’s products and services are optimized for military communications, signals intelligence, surveillance, electronic warfare and satellite communications applications. Spectrum’s integrated, application-ready products provide its customers with compelling time-to-market and performance advantages while mitigating program risk and cost parameters. Spectrum Signal Processing (USA) Inc., based in Columbia, MD, provides applications engineering services and modified commercial-off-the-shelf platforms to the US Government, its allies and its prime contractors. For more information on Spectrum and its flexComm product line, please visit www.spectrumsignal.com.
FORWARD-LOOKING SAFE HARBOUR STATEMENT
This news release contains forward-looking statements related to sales of the Spectrum Signal Processing Inc. flexComm product line. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements involve risks and uncertainties, including the timely development and acceptance of Spectrum’s new products, the impact of competitive products and pricing, availability of components, changing market conditions and the other risks detailed from time to time in other company filings. Actual results may differ materially from those projected. These forward-looking statements represent the company’s judgment as of the date of this release and Spectrum may or may not update these forward-looking statements in the future. Readers are referred to Spectrum’s assumptions and risk factors set out in the most current Form 20-F filed with the Securities and Exchange Commission and the British Columbia Securities Commission.

flexComm and quicComm are trademarks of Spectrum Signal Processing Inc. Xilinx is a registered trademark of Xilinx Inc. Freescale is a trademark of Freescale Semiconductor, Inc. PowerPC is a registered trademark of International Business Machines Corporation. Wind River and VxWorks are registered trademarks of Wind River Systems, Inc. Other product and company names mentioned may be trademarks and/or registered trademarks of their respective holders.
SPECTRUM CONTACTS

Mark Briggs	Brent Flichel
Technical and Trade Media	Business Media and Investor Relations
Tel: 604.676.6743	Tel: 604.676.6733
Email: mark_briggs@spectrumsignal.com	Email: brent_flichel@spectrumsignal.com

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